UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	811-22725
Washington, D.C. 20549	CUSIP NUMBERS
74272V107 – Class R Common Stock 74272V206 – Class RIA Common Stock 74272V305 – Class I Common Stock
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	`	Form N-CEN
	☒	Form N-CSR

For Period Ended: June 30, 2022

	☐	Transition Report on From 10-K

	☐	Transition Report on From 20-F

	☐	Transition Report on From 11-K

	☐	Transition Report on From 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Priority Income Fund, Inc.
Full Name of Registrant

Former Name if Applicable

10 East 40th Street, 42nd Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10016
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Priority Income Fund, Inc. (the “Company”) is unable to complete its Form N-CSR and transmit its annual report to shareholders for the fiscal year ended June 30, 2022, within the prescribed time period without unreasonable effort or expense primarily because the Company requires additional time to complete its assessment of internal controls over the valuation of collateralized loan obligations (“CLOs”), including management’s review procedures over the completeness and accuracy of the underlying data used in performing those review procedures. The Company fully expects to file its Form N-CSR within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, and will transmit its annual report to shareholders upon completion of such report included in its Form N-CSR.

PART IV — OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Kristin Van Dask	212	448-0702
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes	☒	No	☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Priority Income Fund, Inc.
(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:     /s/ Kristin Van Dask
Name: Kristin Van Dask
Title: Chief Financial Officer
Date:  August 30, 2022
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